Via EDGAR and Facsimile

December 26, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Dear Mr. Rosenberg:

On behalf of Acorda Therapeutics, Inc. (the “Company”), we are responding to the Staff’s letter dated December 18, 2007, relating to the Company’s Form 10-K for the period ended December 31, 2006.  The Company anticipates that it will be able to provide responses to the Staff’s comments by January 15, 2008.  Should you have any questions, please call me at (212) 841-1050.

Sincerely,

/s/ Sean Ward

Sean Ward